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SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders
The annual meeting of Credit Suisse Asset Management Income Fund,
Inc.'s (the "Fund") shareholders was held on April 25, 2002 to vote on the following matter:
To re-elect two directors to the Board of Directors of the Fund.
The results of the votes tabulated at the annual meeting are reported below.
Name of Director			For		    Withheld
James S. Pasman, Jr.	42,070,882.6946  	   901,164.0445
William W. Priest, Jr.	42,046,611.0011      925,435.7380
In addition to the directors re-elected at the meeting, Enrique
R. Arzac, Lawrence J. Fox and Laurence R. Smith continue to serve as directors of the Fund.

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